As filed with the Securities and Exchange Commission on August 31, 2018	Registration No. 333 - 213560

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6
POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

Gridsum Holding Inc.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

The Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.
10 East 40th Street, 10th Floor
New York, New York 10016
(800) 221-0102
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Horace L. Nash, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 United States of America (650) 988-8500	Niping Wu, Esq. Fenwick & West LLP Unit 908, 1155 Fang Dian Road Pudong, Shanghai 201204 People’s Republic of China (86-21) 8017-1200	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one Class B ordinary share of Gridsum Holding Inc.	N/A	N/A	N/A	N/A

*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 is being filed solely for the sole purpose of changing the identity of the agent for service noted on the cover page and the authorized representative in the United States signatory to this registration statement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Deposit Agreement, dated as of September 28, 2016, by and among Gridsum Holding Inc. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. — Previously filed.

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Previously Filed.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of September 28, 2016, by and among Gridsum Holding Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st of August, 2018.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one Class B ordinary share of Gridsum Holding Inc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Gridsum Holding Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Beijing, on the 31st day of August, 2018.

Gridsum Holding Inc.

By:	/s/ Guosheng Qi
Name: Guosheng Qi
Title: Chief Executive Officer and Chairman

Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Guosheng Qi		August 31, 2018
Guosheng Qi	Chief Executive Officer and Chairman (principal executive officer)

/s/ Michael Peng Zhang		August 31, 2018
Michael Peng Zhang	Co-Chief Financial Officer (co-principal financial and accounting officer)

/s/ Ravi Sarathy		August 31, 2018
Ravi Sarathy	Co-Chief Financial Officer (co-principal financial and accounting officer)

Guofa Yu*		August 31, 2018
Director

Xiang Fan*		August 31, 2018
Director

Yanchun Bai*		August 31, 2018
Director

Xudong Gao*		August 31, 2018
Director

Thomas Adam Melcher*		August 31, 2018
Director

Peter Andrew Schloss*		August 31, 2018
Director

*By:	/s/ Guosheng Qi
Guosheng Qi, Attorney-in-Fact

Signature of Authorized Representative in the United States

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in New York, New York on the 31st day of August, 2018.

COGENCY GLOBAL, INC.

By:	/s/ Chiang Sheung Lin
Name:	Chiang Sheung Lin
Title:	Assistant Secretary

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Deposit Agreement

(e)	Rule 466 Certification